SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On May 24, 2007, Telvent’s shareholders voted, at its Ordinary Shareholders Meeting, to approve the board of director’s proposal of the payment of a dividend on Telvent’s common stock in the amount of € 0.30 per share. Such dividend will be payable on June 20, 2007 to shareholders of record on June 8, 2007 at the exchange rate set by the spanish “Boletín Oficial del Estado” for May 24, 2007.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)
By:	/s/ Manuel Sánchez

Name: Manuel Sánchez
Title: Chief Executive Officer
Date: May 24, 2007

Exhibit Index
     The following exhibit has been furnished as part of this Form 6-K:

Exhibit	Description

15	Press release issued on May 24, 2007